SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities and Exchange Act of 1934

For the date of August 5, 2004

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name: Title:	Walker Boyd Group Finance Director

Date: August 5, 2004

Embargoed until 12.30 p.m. (BST)

Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

5 August 2004

SIGNET LIKE FOR LIKE SALES UP 6.0% IN SECOND QUARTER

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, today announced its second quarter sales performance for the 13 week period from 2 May 2004 to 31 July 2004.

Sales figures in this announcement have been reported using the new accounting policy regarding revenue recognition set out below. There is no impact on like for like sales figures. The new policy has been adopted following an amendment to FRS 5 ‘Reporting the substance of transactions’ in the form of ‘Application Note G—Revenue Recognition’.

13 WEEKS TO 31 JULY 2004

Total Group sales in the 13 weeks were £328.6 million (13 weeks to 2 August 2003: £324.9 million restated) with a like for like sales increase of 6.0%. Total sales rose by 8.7% at constant exchange rates, the increase at actual exchange rates being 1.1%, reflecting the weakening of the US dollar. The breakdown of the sales performance was as follows:

	Sales		Change on Previous Year
	£ million	% of Total	Total		Like for Like
US	225.5	68.6	0.2	% (a)	6.8%
UK	103.1	31.4	3.2%		4.4	% (b)
GROUP	328.6	100.0	1.1	% (c)	6.0%

(a)	At constant exchange rates US total sales increased by 11.4%.
(b)	H.Samuel like for like sales were up by 3.2% and Ernest Jones by 5.9%.
(c)	At constant exchange rates total Group sales increased by 8.7%.

26 WEEKS TO 31 JULY 2004

Total Group sales in the 26 weeks were £671.6 million (26 weeks to 2 August 2003: £666.2 million restated) with a like for like sales increase of 7.4%. Total sales rose by 10.2% at constant exchange rates, up by 0.8% at actual exchange rates reflecting a weakening of the US dollar from £1/$1.61 to £1/$1.83. The breakdown of the sales performance was as follows:

	Sales		Change on Previous Year
	£ million	% of Total	Total		Like for Like
US	471.3	70.2	-0.5	% (d)	8.2%
UK	200.3	29.8	4.1%		5.5	% (e)
GROUP	671.6	100.0	0.8	% (f)	7.4%

(d)	At constant exchange rates US total sales increased by 13.1%.
(e)	H.Samuel like for like sales were up by 3.6% and Ernest Jones by 7.9%.
(f)	At constant exchange rates total Group sales increased by 10.2%.

Comment

Terry Burman, Group Chief Executive, commented, “The Group continued to perform well in the second quarter with like for like sales up by 6.0%.

In the US like for like sales were up by 6.8%, a strong result in a changeable retail environment.

The UK business saw like for like sales growth of 4.4% for the 13 weeks, a performance which was ahead of the general retail market.”

Accounting Policy Change in Respect of Extended Service Agreements

Following an amendment to FRS 5 ‘Reporting the substance of transactions’ in the form of ‘Application Note G—Revenue Recognition’, the Group, for financial year 2004/05, has changed its accounting policy in respect of extended service agreements sold in the US. The Group will now spread the revenue arising from the sale of such agreements over the anticipated period of claims. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of the change the Group will restate prior years. Therefore the previously reported 2003/04 results will now reflect a decrease in sales of £7.4 million and a non-cash reduction in profit before tax of £7.2 million. Consequently, restated profit before tax for the 52 weeks ended 31 January 2004 will be £204.7 million. It is anticipated that the impact on results for the 52 weeks ending 29 January 2005 will be a decrease in sales of circa £6.5 million and in profit before tax of circa £5.8 million. The effect on brought forward reserves at 31 January 2004 will be a reduction of £35.1 million net of deferred tax, with shareholders funds at 31 January 2004 therefore restated to £692.5 million.

Total sales in this announcement have been reported using the new accounting policy. There is no impact on the like for like sales figures. Interim results for the 26 weeks to 31 July 2004, which are expected to be published on 1 September 2004, will be reported on the revised basis resulting in a reduction in profit before tax of approximately £0.3 million compared to that which would otherwise have been reported. On the same basis the restatement of 26 weeks to 2 August 2003 will result in a reduction of £0.4 million in profit before tax.

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
	Jonathan Glass, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,725 speciality retail jewellery stores at 31 July 2004; these included 1,126 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

The Interim Results for the 26 weeks ended 31 July 2004 are expected to be announced on Wednesday 1 September 2004. On that date there will be an analysts’ meeting at 2.00 p.m. (BST) and 9.00 a.m. (EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group web site (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:	+44(0)207 984 7582	Password: “Signet”
European 48 hr. replay:	+44 (0)207 984 7578	Access code: 848463

US dial-in:	+1 718 354 1158	Password: “Signet”
US 48 hr. replay:	+1 718 354 1112	Access code: 848463

A video webcast of the presentation is expected to be available from close of business 1 September 2004 at www.signetgroupplc.com and on the Thomson RAW broadband network.

Note 1 – Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below.

13 weeks to 31 July 2004	13 weeks ended 31 July 2004 as reported	13 weeks ended 2 August 2003 as reported(1)	Growth at actual exchange rates	Impact of exchange rate movement	13 weeks ended 2 August 2003 at constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	103.1	99.9	3.2	—	99.9	3.2
US	225.5	225.0	0.2	(22.6)	202.4	11.4

	328.6	324.9	1.1	(22.6)	302.3	8.7

26 weeks to 31 July 2004	26 weeks ended 31 July 2004 as reported	26 weeks ended 2 August 2003 as reported(1)	Growth at actual exchange rates	Impact of exchange rate movement	26 weeks ended 2 August 2003 at constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	200.3	192.5	4.1	—	192.5	4.1
US	471.3	473.7	(0.5)	(56.9)	416.8	13.1

	671.6	666.2	0.8	(56.9)	609.3	10.2

(1)	US sales restated following an amendment to FRS 5 ‘Reporting the substance of transactions’ in the form of ‘Application Note G—Revenue Recognition’, 13 weeks ended 2 August 2003: £0.4 million increase, 26 weeks ended 2 August 2003: £1.2 million decrease.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.